CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

February 10, 2004

Trading Symbols: TSX-Ven.CDU

FSE.CR5

UPDATE ON STRATEGIC ALLIANCE WITH ANGLO AMERICAN

BAJA IOCG PROJECT

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to provide an update on exploration activities undertaken by Anglo American Mexico S.A. de C.V. (Anglo) on their option/JV agreement in Baja California, Mexico. Anglo is presently earning into several Cardero properties in Baja California Norte, Mexico.  Under terms of the agreement Anglo has the right to earn a 70% interest in the properties by incurring expenditures in aggregate of US$3,700,000 by December 1st 2006.

The Lower Cretaceous Alisitos Arc in Baja California Norte shows many striking geological similarities to the Central Andean coastal iron belts of Chile and Peru, host to several producing iron oxide copper-gold deposits including the Candelaria deposit (~475 Mt @ 0.95% Cu).

During 2003 Anglo undertook an aggressive regional targeting program utilizing a combination of regional geophysical, geological and geochemical datasets in conjunction with remote sensing (Landsat/Aster) and structural analyses which highlighted 31 target areas for ground acquisition and follow-up.

The target areas were ‘screened’ via broadly spaced stream sediment geochemistry (884 samples), geological prospecting and mapping, a ground gravity survey (430 stations) and an airborne magnetics and radiometrics survey. The results have identified several large, zoned hydrothermal systems within the Anglo/Cardero property holdings with associated iron oxide copper gold mineralization.

While exploration is ongoing, the most advanced target to date (San Fernando) is comprised of a large hydrothermal system of approximately 30 sq. km containing numerous structurally controlled and replacive iron oxide – copper gold occurrences, the largest of which is traceable over 800 metres and transected by several large structures. Geophysical surveys indicate that mineralization occurs within a 4 km E-W by 2 km N-S high frequency magnetic anomaly and a co-incident 3 km E-W by 2.5 km N-S gravity anomaly. Modeling and interpretation is in progress and drill testing will commence at the earliest possible opportunity.

Other target areas include:

Picale

At the Picale Prospect, mapping has identified a hydrothermal system of approximately 20 sq. km size, which remains open.  It contains more than 20 copper showings, many of which appear to be associated with low angle structures over approximately 9 km of strike length and 200 metres of vertical section (this setting is somewhat analogous to that of the recently discovered Mina Justa IOCG deposit in Peru).  The most northerly mineralized area (recently discovered) is associated with a highly altered N-S trending structure and is traceable over a strike length of 950 metres.  Here, both mineralization and alteration remain open.

Chip samples from parts of the Picale mineralized system returned the following values:

South Manto:

2.0 metres grading 1.8% Cu and 25 ppb Au

1.6 metres grading 2.1% Cu and 18 ppb Au

Main Manto:

2.0 metres grading 4.3% Cu and 0.46 g/t Au

North Manto:

1.8 metres grading 3.3% Cu and 38 ppb Au

1.2 metres grading 1.9% Cu and 2.0 g/t Au

El Cuervito

At the El Cuervito prospect steeply dipping magnetite - silica veins occur within a wide (up to 1700 metres) N-S trending shear zone.  The intrusive and volcaniclastic hosted veins vary from 1 to 10 metres wide and are traceable intermittently along strike for up to 2 km.  Alteration associated with these showings is typical of that associated with iron oxide copper-gold deposits.  A composite dump sample from one of these occurrences (Santa Maria 1) returned the following values: >10% Cu, 2.6 g/t Au, 15.4 g/t Ag, 13.9% Fe and anomalous Co and Mo.

El Encanto Fault Zone

This is a major northeast trending fault zone traceable for a minimum of 8 km along strike and averaging 150-250 metres in width.  This structure is locally associated with broad zones of epidote alteration and frequently copper oxide. Locally, close to specific fault structures, alteration is dominated by chlorite and copper mineralization, which is localized in discrete breccia zones that are associated with pervasively silicified and alkali feldspar altered rocks.  Mineralization is comprised of secondary copper minerals associated with quartz and specular hematite.  Chip samples from one showing (Llanito Colorado) returned the following values:  3 metres (minimum) grading 4.7% Cu, 176 ppb Au and 49 g/t Ag.

This type of mineralization is typical of distal or high level mineralization within an IOCG system which has undergone oxidation and supergene enrichment.

Manto Amargosa

This is a recently discovered occurrence of extensive copper and iron oxide mineralization in a fragmental volcanic unit.  Mineralization is found over a distance of approximately 450 metres along an arroyo and its total dimensions are presently undefined.  A chip sample of some of the better mineralization returned a value of 1.4% Cu over 10 metres.  This occurrence and several others in the immediate area are associated with discrete high frequency magnetic anomalies.

These prospects as well as numerous other magnetic anomalies will be further evaluated by more detailed ground surveys to define drill targets.

Anglo American Mexico S.A. de C.V is a wholly owned subsidiary of Anglo American plc, a global leader in the mining and natural resource sector and one of the world’s largest mining companies. The Anglo American group is geographically diverse, with operations and projects in Africa, Europe, South America and Australia.

Henk Van Alphen, President of Cardero Resource Corp. says, “We are very pleased with Anglo American as our joint venture partner.  Anglo has, through systematic exploration work, taken on a 50,000 sq. km area and step by step have defined approximately 200,000 hectares (2,000 sq. km) of the most prospective ground. We view this as an opportunity to develop a whole new IOCG belt”.

Additionally, work is continuing on other properties in Mexico consisting of detailed mapping, geochemical and geophysical surveys to define targets for preliminary drill testing.

The Company is well financed with over $10 million in the treasury and well positioned to continue to explore its projects in Argentina, Mexico and Peru.  Cardero Resource Corp. is currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating silver, gold and copper projects that have the potential to contain world class, company building mineral deposits.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

"Henk Van Alphen,"President

For further information contact:

Henk Van Alphen, President

              Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

Conference call scheduled for tomorrow, February 11, 2004 Time: 8:00 a.m. PST
Chairperson:	David A. Shaw
Speaker #1:	James A. Dawson (Mexico IOCG)
Speaker #2:	Lorne H. Hunter (Peru Iron Ore)

The call includes presentations by the Company consultants mentioned above, followed by a brief question and answer period.  Interested parties are invited to participate by calling one of the following numbers:

604-899-1159 – Vancouver 780-424-5694 – Edmonton 403-232-6311 – Calgary & Overseas 416-883-0139 - Toronto 613-212-4230 – Ottawa 514-395-2055 – Montreal 888-458-1598 – Toll Free from Canada and the USA
Participant Q & A Confirmation Number: S-216402
Participant Access Code: 35178#